

Mail Stop 3720

May 23, 2007

**VIA U.S. MAIL AND FAX (949) 255-7055**

Mr. Bryan Shaul
Chief Financial Officer
Sun Healthcare Group, Inc.
18831 Von Karman, Suite 400
Irvine, California  92612

> **Re:    Sun Healthcare Group Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 8, 2007**
> **Form 8-K, Report Dated March 9, 2007, Filed March 12, 2007**
> **Form 8-K, Report Dated March 12, 2007, Filed March 12, 2007**
> **File No. 0-49663**

Dear Mr. Shaul:

We have reviewed your filings and have the following comments.  We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 25

1.  Please revise to provide a detailed discussion of each of your costs and expenses line items on a consolidated basis prior to your segment results discussion.

Liquidity and Capital Resources, page 36

2.  Please revise to describe how cash flows from discontinued operations are reflected in your cash flow statements, and if material, quantify those cash flows if they are not separately identified in those statements.  In addition, describe how you expect the absence of cash flows, or absence of negative cash flows, related to the discontinued operations to impact your future liquidity and capital resources, and discuss any significant past, present, or upcoming cash uses as a result of discontinuing the operation.

Critical Accounting Estimates, page 40

3.  We note your statement under net revenues that differences between the net amounts accrued and subsequent settlements or estimates of expected settlements are reflected in current results of operations, when determined.  Please provide us with, and revise to disclose, any adjustments made during each of the periods presented in your financial statements.

4.  We note your statement in the last paragraph that accounts receivable as of December 31, 2006 for divested operations were fully reserved.  Tell us why you believe that such receivables should be fully reserved, whether you retain all accounts receivables relating to facilities that have been divested and the amount that was fully reserved as of December 31, 2006.

Consolidated Statements of Operations, page F-7

5.  Please revise to present costs and expenses applicable to your net revenues to comply with Rule 5-03(b)(2) of Regulation S-X.

6.  Tell us why you believe your presentation of "interest, net" complies with Rule 5-03 of Regulation S-X.  Otherwise, please revise your disclosures accordingly.

(7)  Acquisition, page F-17

7.  We note that you referred to a third party valuation firm herein (and elsewhere in your filing) and additionally, to independent actuaries on page F-27.  While you are not required to make reference to a third party appraiser or expert, when you do you should disclose the name of the expert and confirm to us in your response letter that the expert is aware of being named in the filing.  If you decide to delete your reference to the expert, please revise the disclosures to explain the theoretical models and assumptions used by you to determine the valuation.

(8)  Intangible and Long-lived Assets

(b) Impairment of Intangible Assets

Goodwill, page F-20

8.  We note your disclosure herein and on page 41 regarding your determination of a reporting unit.  Please identify for us your reporting units, and addressing paragraph 30 of SFAS 142 and EITF D-101, tell us how you identified those reporting units.  Also, please:

- Describe what you mean by "division level."
- Tell us and disclose why Inpatient facilities are the exception to your general policy.
- Tell us how your qualifying criteria for a reporting unit are consistent with the definition of a reporting unit in paragraph 30 of SFAS 142.  In this regard, we note that each reporting unit "provides services that are distinct from the other components of the operating segment and are reviewed at the divisional level."

9.  In lieu of a narrative, please provide a summary schedule that reflects the changes in the carrying amount of goodwill during the period.  Refer to paragraph 45(c) of SFAS 142.

(11) Commitments and Contingencies

(c) Insurance, page F-27

10. Please tell us and disclose the underlying actuarial assumptions that led to a reduction in the reserves for self-insurance.  We note on page 26 your reference to "incidents in prior periods."  Were these reserves reduced as a result of actual settlements of claims for amounts less than previously estimated?

11. Please tell us, and revise to disclose, the claims paid for each period presented in your financial statements.

12. Tell us why you do not present a separate caption for the non-cash benefit arising from the reduction of self-insured reserves for each period presented in your consolidated statements of cash flows.

13. It appears that your workers' compensation liability is discounted whereas the accrued general and professional liability is not.  Please:

    - Tell us why you believe it is appropriate to utilize a discount rate to measure your workers' compensation liability, how you selected that discount rate and why you believe that discount rate is appropriate.
    - Tell us, and revise to disclose, the methods and significant assumptions used to determine the liabilities for each.

14. We your statement that at December 31, 2006, the discounting of these policy periods resulted in a reduction to your reserves of approximately $11.4 million.  Tell us what you mean by this statement.

15. We note your provision for insurance risks as disclosed on page F-28.  Supplementally provide us with, and revise in future filings to provide, a rollforward of your provision for insurance risks regarding each of your professional liability and workers' compensation.

16. On page F-29, you disclose the current and non-current components of restricted cash. Tell us why it is appropriate to present restricted cash as a current asset in the balance sheet.

(16) Segment Information, pages  F-39-F-41

17. Please disclose goodwill allocated to each reportable segment. Refer to paragraph 45 of SFAS 142.

Form 8-K, Report Dated March 9, 2007, Filed March 12, 2007

Exhibit 99.1

Consolidated Balance Sheets, page 3

18. Please tell us your policy and underlying assumptions used to estimate the allowance for doubtful accounts.  It is unclear to us why Harborside's allowance for doubtful accounts reflected no material change between 2005 and 2006, despite the significant change in revenues.

19. Please tell us the method and underlying assumptions used to estimate the workers' compensation claims reserve.  Also, tell us why it declined in 2006.

20. Please tell us the method and underlying assumptions used to estimate the general and professional liability insurance reserve.

Total Net Revenues, page 7

21. We note the disclosure herein which states that: "Changes in estimated revenues due in connection with Medicare and Medicaid may be recorded by the Company subsequent to the year of origination and prior to final settlement based on improved estimates. Such adjustments and final settlements with third party payors, which could materially and adversely affect the Company, are reflected in operations at the time of the adjustment or settlement."  Tell us in greater detail what is meant by "improved estimates" and how they are derived.  Please provide us with the amounts of any adjustments and or settlements made during each of the periods presented in your financial statements.

Form 8-K, Report Dated March 12, 2007, Filed March 12, 2007

Exhibit 99.2

Unaudited Pro Forma Consolidated Financial Information as of December 31, 2006, page 11

22. We note that you included pro forma adjustments for salaries and benefits based on estimated annual net cost savings.  However, you also state that you may not be able to realize these estimated net cost savings.  Considering that these savings are not factually supportable, please update your pro forma consolidated statements of operations to delete this adjustment.  Refer to Rule 11-02(b) of Regulation S-X.

*   *   *   *

As appropriate, please amend your Form 10-K and respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director